THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRNSACTION NOR UPON THE ACCURACY OF ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Plain English Summary Term Sheet

Date: April 23, 2001

This is a Tender Offer from TVCN to buy and retire all shares of TVCN stock so purchased in order to take the company private.
TVCN offers to pay you fifteen cents ($0.15) cash per share for your stock.
If you want to sell your shares you must tell us before June 1, 2001 and we must receive your stock certificate by no later than August 1, 2001.
The terms of this offer are set forth in the attached Tender Offer.
If you agree to sell your shares you can change your mind and withdraw your offer BUT you must do so within ten (10) days after you tender your stock certificate(s).
You don't have to sell your shares. It is not mandatory.
If you keep them, you will still own stock in TVCN.
TVCN intends to go "private" shortly, and this means that there will be no market for your shares and TVCN stock will no longer be listed or traded on any stock exchange and the Company will no longer file reports with the SEC. If you want to sell your shares please read the Letter of Transmittal. This will tell you how to do it, where to send your stock or how to instruct your broker to do it for you.
TVCN can also change its mind and withdraw or change this offer until June 1, 2001. If so, you will be promptly notified.
This offer becomes effective on April 23, 2001.
It expires at 5:00 p.m. MDT on June 1, 2001.
TVCN will report the results of this Tender Offer after all stock certificates are received by no later than July 1, 2001.
You can get all the information you need by calling, faxing, writing or E-mailing the Company (TVCN) at the address listed above. Ask for Ken Roznoy.
The Offer to Purchase and the Letter of Transmittal contain important information, which should be read before holders or beneficial owners of TVCN Stock decide whether to accept or reject the Offer. The Company makes no recommendation as to whether Holders or beneficial owners should tender pursuant to the Offer.

$551,657

TV Communications Network, Inc.  ("TVCN")

OFFER TO PURCHASE FOR CASH

TV Communications Network, Inc. ("TVCN") Notice of Offer to Purchase for Cash Any or All of the following class of stock of TVCN:

Description of Securities							CUSIP No.
       Common Stock						        873063309

TVCN (the "Company") is offering to purchase for cash (the "Offer") upon the terms and subject to the conditions of this Stock Tender Offer dated April 23, 2001 (the "Offer to Purchase") any and all of the Common Stock listed above.


TV Communications Network, Inc. (the "Company" or "TVCN"), has been a publicly trading company since 1987, and has been filing with the Securities and Exchange Commission ("SEC") quarterly and annual reports since then.
The last quarterly report was filed on February 13, 2001. However, absent of adequate financing, the Company has concluded that the cost and expense of filing SEC reports are no longer financially sustainable by the Company.

Therefore, effective upon completion of this Tender Offer, the Company no longer plans to file reports with the SEC. The Company has informed the SEC of its intention, and will request voluntary suspension of the trading of its stock from the OTC Bulletin Board. When and if adequate financing is obtained, of which there can be no assurance, the Company will consider whether or not to resume its filing with the SEC and request reinstatement or re-listing its stock for trading.

As the Company is ceasing its SEC filing activities, the Company is hereby tendering this offer ("Tender Offer") to all shareholders of the Record Date. Shareholders of the Record Date of March 26, 2001, are given the option to keep their shares of the Company's common stock ("Shares"), or to sell their Shares to the Company at a price of fifteen cents ($0.15) per share ("Purchase Price"). The Purchase Price is payable in two installments.
The first installment
will be $0.03 per share, while the second will be twelve cents ($0.12) per share.
The funds for the Offer are from the available cash at hand for the Company and/or cash provided by the Company's president. The following are the terms and conditions of the Tender Offer:

1. The Tender Offer will go into effect on April 23, 2001, and will continue until the close of business on June 1, 2001.  No extension is expected.
2. The Company reserves the right, until June 16, 2001, in its sole discretion, to waive any and all conditions of the Offer, extend or terminate the Offer or otherwise amend the Offer in any respect. Any extension, amendment or termination will be followed promptly by an announcement thereof.
3. Shareholders who reject this Offer and elect to keep their Shares need not do anything.  These Shareholders will continue to be shareholders
of the Company as a non-reporting, private entity.   Although they will
benefit from any potential growth of the Company, of which there can be no assurance, they do so with the understanding that there will be no trading market in which to sell their shares. While the Company can not currently afford to continue filing the required reports with the SEC, the Company will continue, for as long as financially practical, its attempt to seek the necessary funding for its business activities.
4. After you have Tendered your Stock certificate(s) you can change your mind and withdraw your certificates but you must do so within ten
(10) days after you submit your certificates.
5. Shareholders, who elect to sell their Shares to the Company at the Purchase Price of fifteen cents ($0.15) per share, must turn in their stock certificates underlying the Shares being sold to the Company at the address shown above. Shareholders who elect to sell their Shares but do not hold the stock certificates underlying said Shares, must (a) inform the holders of their certificates of their decision to sell the Shares, (b) request from said holders to mail their stock certificates to the Company; and (c) send a copy of such request to the Company by either mail or fax. In any event, the stock certificates underlying any Shares intended to be sold to the Company must be received by the Company by no later than August 1, 2001.
6. On or before September 1, 2001, the Company will pay to the Shareholders the first installment of the Purchase Price or $0.03 for each Share received.
7. On or before March 1, 2002, the Company will pay the remaining balance of the Purchase Price in the amount of $0.12 (twelve cents) per share. Thereafter the shares so purchased will be retired.
8. Stock tendered pursuant to this offer may be withdrawn at any time prior to the earlier of the Tender Offer Expiration Date or payment by the Company of the Tender Offer Consideration. Any such notice of withdrawal must (a) specify the name of the Holder who tendered the stock to be withdrawn, (b) contain the description of the stock to be withdrawn, and (c) be signed by the holder of the stock.
9. If the company extends the Offer or is delayed in its acceptance or purchase of the stock or is unable to purchase stock pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered stock may be withdrawn as otherwise provided herein and subject to Rule 14e-1(c) under the Exchange Act. Rule
14e-1(c) requires that an offer or pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer.
10. All questions about the validity, form and eligibility, including time of receipt of notice of withdrawal will be determined by the Company in its sole discretion. The Company's determination will be final and binding. Neither the Company, any depository agent, DTC or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.